# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Drugs Made In America Acquisition II Corp., CIK 0002040475
CUSIP: G2851K104
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2 PELICAN DR., Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002088432
Persons authorized to receive notices and communications: Lynn Stockwell, c/o Drugs Made ln America Acq. II Corp., 1 East Broward Boulevard, Suite 700, Fort Lauderdale, Florida (FL), 33301, 954 870-3099

## Reporting persons
- Drugs Made In America Acquisition II LLC (CIK 0002088432): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,708,333; shared voting power 0; sole dispositive power 6,708,333; shared dispositive power 0; aggregate amount beneficially owned 6,708,333 (10.2% of the class)
  Comment: (1) Consists of 6,708,333 ordinary shares, including 700,000 ordinary shares underlying 700,000 units, with each unit consisting of one ordinary share and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of an initial business combination. Excludes 70,000 ordinary shares which will be issued upon conversion of 700,000 rights upon consummation of the Issuer's initial business combination.
  
  (2) Percentage is calculated based on 65,575,000 ordinary shares issued and outstanding, including 50,000,000 shares underlying 50,000,000 outstanding units, each unit consisting of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of an initial business combination.
- Lynn Stockwell (CIK 0001927032): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 6,708,333; shared voting power 0; sole dispositive power 6,708,333; shared dispositive power 0; aggregate amount beneficially owned 6,708,333 (10.2% of the class)
  Comment: (1) Consists of 6,708,333 ordinary shares, including 700,000 ordinary shares underlying 700,000 units, with each unit consisting of one ordinary share and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of an initial business combination. Excludes 70,000 ordinary shares which will be issued upon conversion of 700,000 rights upon consummation of the Issuer's initial business combination.
  
  (2) Percentage is calculated based on 65,575,000 ordinary shares issued and outstanding, including 50,000,000 shares underlying 50,000,000 outstanding units, each unit consisting of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of an initial business combination.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Drugs Made In America Acquisition II Corp.
Address of issuer's principal executive offices: 2 PELICAN DR., Fort Lauderdale, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: Drugs Made In America Acquisition II LLC, the Issuer's sponsor (the "sponsor"), is the record holder of the securities reported herein. Lynn Stockwell the sole managing member of the sponsor. By virtue of this relationship, Ms. Stockwell may be deemed the beneficial owner of the securities held of record by the sponsor. Ms. Stockwell disclaims any such beneficial ownership except to the extent of her pecuniary interest. Drugs Made In America Acquisition II LLC and Lynn Stockwell are collectively referred to herein as the "Reporting Persons."
Residence or business address: The business address of the Reporting Persons is c/o Drugs Made In America Acquisition II Corp., 1 East Broward Boulevard, Suite 700, Fort Lauderdale, FL 33301.
Present principal occupation or employment: Lynn Stockwell serves as the Chief Executive Officer and Executive Chair of the board of directors of the Issuer and has voting and dispositive power over the shares owned by Drugs Made In America Acquisition II LLC. The principal business of Drugs Made In America Acquisition II LLC is a holding limited liability company of its investment in the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Drugs Made In America Acquisition II LLC is a Delaware limited liability company. Lynn Stockwell is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 11, 2024, the Company issued to the Sponsor an aggregate of 44,722,222 shares (the "Founder Shares") ordinary shares, par value $0.0001 per share, in exchange for $35,000 or approximately $0.0008 per share. In February 2025, the Sponsor surrendered and forfeited 18,847,722 ordinary shares to the Company for no consideration. In May 2025, the Sponsor surrendered and forfeited an additional 11,500,000 ordinary shares to the Company for no consideration, following which the Sponsor held 14,375,000 Founder Shares.

On September 26, 2025, concurrent with the closing of the Issuer's initial public offering (the "IPO"), the Sponsor purchased an aggregate of 700,000 Private Placement Units at a price of $10.00 per Private Placement Unit ($700,000 in the aggregate) from the Company. Each Private Placement Unit is comprised of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of an initial business combination.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 above is incorporated into this Item 4 by reference. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Lynn Stockwell serves as Chief Executive Officer and Executive Chair of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional ordinary shares and/or other securities, selling some or all of its ordinary shares and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On September 11, 2024, the Issuer issued to the sponsor an aggregate of 44,722,222 ordinary shares for an aggregate purchase price of $35,000. On February 2025, the Sponsor surrendered and forfeited 18,847,722 ordinary shares to the Issuer for no consideration, following which the sponsor held 25,875,000 ordinary shares. In May 2025, the Sponsor surrendered and forfeited an additional 11,500,000 ordinary shares to the Company for no consideration, following which the Sponsor holds 14,375,000 Founder Shares.

On September 26, 2025, simultaneously with the closing of the IPO, the sponsor acquired 700,000 private units at $10 per unit for an aggregate purchase price of $700,000.

As of September 26, 2025, the sponsor transferred an aggregate of 400,000 ordinary shares to certain of the Issuer's officers and directors for no consideration.

As of September 26, 2025, pursuant to share transfer agreements, the sponsor transferred an aggregate of 7,966,667 ordinary shares for consideration ranging from no consideration to $1.50 per share.

Except as set forth in this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days with respect to the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Securities Subscription Agreement between the Issuer and Sponsor

On September 11, 2024, the Company issued to the Sponsor an aggregate of 44,722,222 shares (the "Founder Shares") ordinary shares, par value $0.0001 per share, in exchange for $35,000 or approximately $0.0008 per share. In February 2025, the Sponsor surrendered and forfeited 18,847,722 ordinary shares to the Company for no consideration. In May 2025, the Sponsor surrendered and forfeited an additional 11,500,000 ordinary shares to the Company for no consideration, following which the Sponsor held 14,375,000 Founder Shares. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on May 6, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Letter Agreement

On September 24, 2025, in connection with the effectiveness of the registration statement filed in connection with the IPO, the Reporting Persons entered into a letter agreement (the "letter agreement") with the Issuer, pursuant to which the Reporting Persons agreed, subject to certain customary exceptions:

(i) to waive: (1) their redemption rights with respect to any shares held by them, as applicable, in connection with the completion of the Issuer's initial business combination; (2) their redemption rights with respect to any shares held by them in connection with a shareholder vote to amend the Issuer's amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if the Issuer does not complete its initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders' rights or pre-initial business combination activity; and (3) their rights to liquidating distributions from the trust account with respect to any founder shares and private shares they hold if the Company fails to complete its initial business combination within the completion window (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the completion window);

(ii) to vote any shares held by them in favor of the Issuer's initial business combination; and

(iii) not to transfer, assign or sell any of their founder shares or the private units, including the underlying private shares and private rights, until the earlier to occur of: (i) with respect to 50% of the founder shares and private units, the earlier of six months after the date of the consummation of the Issuer's initial business combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial business combination and (ii) with respect to the remaining 50% of the founder shares and private units, six months after the date of the consummation of the Issuer's initial business combination, or earlier, in either case, if, subsequent to its initial business combination, the Issuer consummates a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees).

Registration Rights Agreement

On September 24, 2025, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations.

Private Units Subscription Agreement

On September 24, 2025, in connection with the effectiveness of the registration statement filed in connection with the IPO, the sponsor entered into a private units purchase agreement (the "purchase agreement") with the Issuer, pursuant to which the sponsor purchased an aggregate of 700,000 private units at a price of $10.00 per unit ($7,000,000 in the aggregate) in a private placement that closed simultaneously with the closing of the Issuer's IPO.

References to and descriptions of the Securities Subscription Agreement, Letter Agreement, Registration Rights Agreement and the Private Units Subscription Agreement herein are qualified in their entirety by reference to the Securities Subscription Agreement, Letter Agreement, Registration Rights Agreement and the Private Units Subscription Agreement, which are attached as exhibits hereto and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Issuer.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated September 10, 2024, between the Issuer and Drugs Made In America Acquisition II LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on July 21, 2025).

Exhibit 10.2 Letter Agreement, dated September 24, 2025, by and among the Issuer, Drugs Made In America Acquisition II LLC, the initial shareholders and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2025).

Exhibit 10.3 Registration Rights Agreement, dated September 24, 2025, by and among the Issuer and certain security holders of the Issuer (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2025).

Exhibit 10.4 Private Units Subscription Agreement, dated September 24, 2025, by and between the Company and Drugs Made In America Acquisition II LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2025).

Exhibit 99.1* Joint Filing Agreement, dated October 1, 2025 by and between the Reporting Persons.

* Filed herewith.

## Signatures
- Drugs Made In America Acquisition II LLC: /s/ Lynn Stockwell, Lynn Stockwell, Managing Member (10/02/2025)
- Lynn Stockwell: /s/ Lynn Stockwell, Lynn Stockwell, Managing Member (10/02/2025)